Filed by Bancorp 34, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Companies: CBOA Financial, Inc.

BANCORP 34, INC.	Contact: Kevin Vaughn
8777 E. HARTFORD DRIVE	Chief Financial Officer
SUITE 100	(623) 334-6064
SCOTTSDALE, AZ 85255	BCTF@Bank34.com

FOR IMMEDIATE RELEASE – November 7, 2023

Bancorp 34, Inc.

Reports 3rd Quarter Performance

Scottsdale, Arizona – Bancorp 34, Inc. (OTCQB: BCTF), the parent company for Bank 34, together, the “Company” reports third quarter of 2023 performance.

Bancorp 34, Inc. reported net income and diluted EPS for the quarter ended September 30, 2023, of $3,000 and $0.00, respectively, compared to $1.0 million and $0.42 for the same period in 2022. The Company reported consolidated total assets of $583.1 million, up from $574.3 million as of December 31, 2022.

Profitability continues to be impacted by expenses related to the proposed merger with CBOA Financial, Inc. (“CBOA”) announced in April 2023, and higher funding costs as market rates and competition for deposits have further increased in 2023. During the 3rd quarter, merger related expense totaled $542,000, and for the year totaled $1.3 million. In addition, a portion of the expenses are not tax deductible, which had a negative effect on the bank’s taxes paid in relation to pre-tax income.

Total assets have increased $8.8 million to date in 2023. Consistent with industry trends, deposit balances have declined $19.2 million during 2023 with increases in capital and borrowings offsetting the decline. Tangible book value per share closed the quarter at $13.35.

Progress towards completing the merger continues to be positive. Regulatory approval was received from the OCC and the Federal Reserve in August 2023. Both the Company and CBOA anticipate seeking shareholder approval of the merger in the 4th quarter with the merger becoming effective in the 1st quarter of 2024.

President and Chief Executive Officer Jim Crotty commented on the latest developments regarding the merger with CBOA, “I am very happy with the integration preparation and commitment that has taken place to date. Team members from both Bank 34 and CBOA have stepped up in a big way to help prepare us for life together after the legal closing of our merger. We remain excited about the future prospects and benefits of the merger with CBOA and look forward to unveiling a new brand in the near future. We are confident in the combined talents of our team members as we will continue to serve our customers as a premiere community bank in our core markets throughout Arizona and New Mexico. We look forward to completing the merger with CBOA, executing on our vision, and building shareholder value.”

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between the Company and CBOA. In connection with the proposed merger, the Company has filed a registration statement on Form S-4 with the SEC to register the Company’s shares that will be issued to CBOA’s shareholders in connection with the merger. The registration statement will include a proxy statement of the Company and CBOA and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. INVESTORS AND SHAREHOLDERS OF THE COMPANY AND CBOA ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE CONTAINED IN THE REGISTRATION STATEMENT REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY OR CBOA WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, CBOA AND THE MERGER.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC by the Company may be obtained at the SEC’s Internet site at http://www.sec.gov. The definitive proxy statement/prospectus will also be mailed to shareholders of the Company and CBOA.

PARTICIPANTS IN THE TRANSACTION

The Company and CBOA and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from the Company’s and CBOA’s shareholders in favor of the approval of the merger agreement. Information about the directors and officers of the Company and CBOA and their ownership of Company and CBOA common stock will be contained in the registration statement and proxy statement/prospectus pertaining to the transaction if and when it becomes available. Free copies of this document may be obtained as described above.

ABOUT BANCORP 34, INC. - Bank 34 has three full-service community bank branches, one in Maricopa County, Arizona in the city of Scottsdale and one each in Otero and Dona Ana Counties in the cities of Alamogordo and Las Cruces in southern New Mexico.

FORWARD-LOOKING STATEMENTS - Certain statements herein that are not historical facts may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes,” “will,” “expects,” “project,” “may,” “could,” “developments,” “strategic,” “launching,” “opportunities,” “anticipates,” “estimates,” “intends,” “plans,” “targets” and similar expressions and in this press release include our expectations regarding shareholder approval for and completion of the merger with CBOA. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. Factors that could cause such differences to exist include, but are not limited to, possible delays in the effectiveness of the Company’s registration statement on Form S-4 regarding the merger, the failure of either the Company’s or CBOA’s shareholders to approve the merger or the failure of other conditions to the merger, and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Forward-looking statements speak only as of the date they are made, and we assume no obligation to update any of these statements in light of new information, future events or otherwise unless required under federal securities laws.

BANCORP 34, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(Unaudited)

(in 000s)

	Sep. 30, 2023	Dec. 31, 2022
ASSETS

Total cash and cash equivalents	$14,538	$16,947
Available-for-sale securities, at fair value	53,362	58,582
Held-to-maturity securities, amortized cost, net	5,765	5,832
Loans held for investment, net	474,826	458,582
Other Assets	34,655	34,397
TOTAL ASSETS	$583,146	$574,340

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities

Total deposits	$468,391	$487,587
Other Borrowings	18,000	5,000
Sub Debt	24,581	24,531
Accrued interest and other liabilities	9,494	7,984
Total liabilities	520,466	525,102

Total stockholders’ equity	62,680	49,238

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$583,146	$574,340

Tangible Book Value Per Share	$13.35	$13.85
Equity to Assets	10.75%	8.57%
Non-Performing Assets to Total Assets	1.70%	0.73%
Shares Outstanding	4,694,810	3,554,455

BANCORP 34, INC.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Unaudited)
(in 000s)

	Nine Months Ended Sep. 30,		Three Months Ended Sep. 30,
	2023	2022	2023	2022
Total interest income	$20,719	$17,435	$7,173	$6,062
Total interest expense	9,129	3,019	$3,468	$1,498

Net interest income	11,590	14,416	3,705	4,564

Provision for credit losses	280	780	147	125

Total noninterest income	529	386	164	142
Total noninterest expense	10,991	9,698	3,600	3,256

Pre-Tax Income	848	4,324	122	1,325

Provision for income taxes	296	1,052	119	321

NET INCOME	$552	$3,272	$3	$1,004

Diluted EPS	$0.11	$1.37	$0.00	$0.42
Return on Average Assets	0.19%	0.77%	0.00%	0.70%
Return on Average Equity	1.76%	10.97%	0.02%	10.64%
Net Interest Margin	2.82%	3.55%	2.66%	3.31%